



17 July 2006

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUL 21 2006
WASH, D.C.
199
SECTION

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 17th and 18th of July 2006, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares.

Very truly yours,

PROCESSED
JUL 25 2006
THOMSON
FINANCIAL

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES


SEC MAIL
RECEIVED
PROCESSING
JUL 21 2006
WASH, D.C.
199
SECTION

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC through Barclays Capital Securities Ltd, Barclays Global Investors Ltd, Gerrard Ltd, Barclays Global Investors, N.A., Barclays Bank PLC, Barclays Capital Inc and Barclays Life Assurance Co Ltd

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Capital Nominees Limited	17,277,772
Boiss Nominees Limited (a/c 4224361)	278,594
Chase Nominees Limited (a/c 16376)	229,228
Chase Nominees Limited (a/c 28270)	149,830
Investors Bank and Trust Co	8,591
JP Morgan (BGI Custody) (a/c 16331)	117,203
JP Morgan (BGI Custody) (a/c 16341)	254,882
JP Morgan (BGI Custody) (a/c 16400)	4,322,194
JP Morgan (BGI Custody) (a/c 18409)	349,538
R C Greig Nominees Limited	77,414
R C Greig Nominees Limited a/c AK1)	324
R C Greig Nominees Limited (a/c GP1)	4,925
R C Greig Nominees Limited (a/c SA1	17,582
State Street Bank and Trust Co	49,000
Total	**23,137,077**

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

7 July 2006

11. Date company informed

18 July 2006

12. Total holding following this notification

23,137,077 30p ordinary shares

13. Total percentage holding of issued class following this notification

5.02% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary



Date of notification

18 July 2006



Barclays Compliance
1 Churchill Place
London
E14 5HP

Tel 020 7116 2913
Fax 020 7116 7665

10 July 2006

The Company Secretary
Mytravel Group PLC
Parkway One
Parkway Business Centre
300 Princes Road
Manchester
M14 7QU


RECEIVED
18 JUL 2006
Company

Dear Sir

Companies Act 1985 ("The Act") - Part VI

5.02 -

I hereby inform you that as at 7 July 2006 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 5.03%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 460,399,455 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.

Yours faithfully

Geoff Smith

Enc.

LEGAL ENTITY REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 07 July 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 23,137,077 ORD GBP0.30 representing 5.03 % of the issued share capital of 460,399,455 units.

Legal Entity		Holding	Percentage Held
Barclays Capital Securities Ltd		2,007,873	.4361
Barclays Global Investors, N.A.		57,591	.0125
Barclays Capital Inc		347,136	.0754
Barclays Life Assurance Co Ltd		521,915	.1134
Gerrard Ltd		100,245	.0218
Barclays Bank PLC		14,922,763	3.2413
Barclays Global Investors Ltd		5,179,554	1.1250
	Group Holding	**23,137,077**	**5.0255**

REGISTERED HOLDERS REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 07 July 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 23,137,077 ORD GBP0.30 representing 5.03 % of the issued share capital of 460,399,455 units.

Registered Holder	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LIMITED		347,136
BARCLAYS CAPITAL NOMINEES LIMITED		97,882
BARCLAYS CAPITAL NOMINEES LIMITED		1,909,991
BARCLAYS CAPITAL NOMINEES LIMITED		3,706,000
BARCLAYS CAPITAL NOMINEES LIMITED		11,216,763
BOISS NOMINEES LTD	4224361	278,594
CHASE NOMINEES LTD	16376	229,228
CHASE NOMINEES LTD	28270	149,830
INVESTORS BANK AND TRUST CO.		8,591
JP MORGAN (BGI CUSTODY)	16331	117,203
JP MORGAN (BGI CUSTODY)	16341	254,882
JP MORGAN (BGI CUSTODY)	16400	4,322,194
JP MORGAN (BGI CUSTODY)	18409	349,538
R C Greig Nominees Limited		77,414
R C Greig Nominees Limited a/c AK1		324
R C Greig Nominees Limited GP1		4,925
R C Greig Nominees Limited SA1		17,582
STATE STREET BANK AND TRUST CO		49,000
	Total	**23,137,077**

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC through Barclays Capital Securities Ltd, Barclays Global Investors Ltd, Gerrard Ltd, Barclays Global Investors, N.A., Barclays Bank PLC, Barclays Capital Inc and Barclays Life Assurance Co Ltd

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Capital Nominees Limited	23,423,316
Boiss Nominees Limited (a/c 4224361)	278,594
Chase Nominees Limited (a/c 16376)	229,228
Chase Nominees Limited (a/c 28270)	149,830
Investors Bank and Trust Co	8,591
JP Morgan (BGI Custody) (a/c 16331)	117,203
JP Morgan (BGI Custody) (a/c 16341)	254,882
JP Morgan (BGI Custody) (a/c 16400)	4,322,194
JP Morgan (BGI Custody) (a/c 18409)	349,538
R C Greig Nominees Limited	77,414
R C Greig Nominees Limited a/c AK1)	324
R C Greig Nominees Limited (a/c GP1)	4,925
R C Greig Nominees Limited (a/c SA1	17,582
State Street Bank and Trust Co	49,000
Total	**29,282,621**

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

5 July 2006

11. Date company informed

14 July 2006

12. Total holding following this notification

29,282,621 30p ordinary shares

13. Total percentage holding of issued class following this notification

6.36% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary



Date of notification

17 July 2006



Barclays Compliance
1 Churchill Place
London
E14 5HP

Tel 020 7116 2913
Fax 020 7116 7665

6 July 2006

The Company Secretary
Mytravel Group PLC
Parkway One
Parkway Business Centre
300 Princes Road
Manchester
M14 7QU


RECEIVED
14 JUL 2006
Company Secretary's Office

Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 5 July 2006 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 6.36%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 460,399,455 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.

Yours faithfully

Geoff Smith

Enc.

LEGAL ENTITY REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 05 July 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 29,282,621 ORD GBP0.30 representing 6.36 % of the issued share capital of 460,399,455 units.

Legal Entity		Holding	Percentage Held
Barclays Bank PLC		16,922,763	3.6757
Barclays Global Investors, N.A.		57,591	.0125
Gerrard Ltd		100,245	.0218
Barclays Capital Inc		347,136	.0754
Barclays Global Investors Ltd		5,179,554	1.1250
Barclays Capital Securities Ltd		6,153,417	1.3365
Barclays Life Assurance Co Ltd		521,915	.1134
	Group Holding	**29,282,621**	**6.3603**

REGISTERED HOLDERS REPORT

MYTRAVEL GROUP

SEDOL: B06BLB4

As at 05 July 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 29,282,621 ORD GBP0.30 representing 6.36 % of the issued share capital of 460,399,455 units.

Registered Holder	Account Designation		Holding
BARCLAYS CAPITAL NOMINEES LIMITED			347,136
BARCLAYS CAPITAL NOMINEES LIMITED			5,706,000
BARCLAYS CAPITAL NOMINEES LIMITED			11,216,763
BARCLAYS CAPITAL NOMINEES LIMITED			161,098
BARCLAYS CAPITAL NOMINEES LIMITED			5,992,319
BOISS NOMINEES LTD	4224361		278,594
CHASE NOMINEES LTD	16376		229,228
CHASE NOMINEES LTD	28270		149,830
INVESTORS BANK AND TRUST CO.			8,591
JP MORGAN (BGI CUSTODY)	16331		117,203
JP MORGAN (BGI CUSTODY)	16341		254,882
JP MORGAN (BGI CUSTODY)	16400		4,322,194
JP MORGAN (BGI CUSTODY)	18409		349,538
R C Greig Nominees Limited			77,414
R C Greig Nominees Limited a/c AK1			324
R C Greig Nominees Limited GP1			4,925
R C Greig Nominees Limited SA1			17,582
STATE STREET BANK AND TRUST CO			49,000
		Total	**29,282,621**